EXHIBIT NO. 1
RITCHIE BROS. AUCTIONEERS INCORPORATED
ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2009
March 1, 2010
Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, British Columbia
Canada V5J 0C6
(778) 331-5500
www.rbauction.com

TABLE OF CONTENTS

Forward Looking Statements	3
The Company	4
Overview	5
History and Development of Our Business	5
Industry	6
Competitive Advantages	7
Growth Strategies	9
Operations	10
Marketing and Sales	12
International Network of Auction Sites	12
Competition	14
Governmental and Environmental Regulations	14
Risk Factors	15
Dividends	15
Capital Structure	16
Market for Securities	16
Directors and Executive Officers	18
Audit Committee Information	19
Legal and Regulatory Actions	22
Code of Ethics	22
Transfer Agent	22
Interests of Experts	22
Additional Information	22

Unless the context otherwise requires, “Ritchie Bros.”, the “Company”, “we”, or “us” each refer to Ritchie Bros. Auctioneers Incorporated and its predecessor entities, either alone or together with its subsidiaries. Unless otherwise specified, references to years are references to calendar years and references to quarters are references to calendar quarters. All dollar amounts are denominated in United States Dollars.
Certain names in this document are our trademarks.

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Forward Looking Statements
This Annual Information Form contains forward-looking statements that involve risks and uncertainties. These statements are based on our current expectations and estimates about our business, and include, among others, statements relating to:
•	our future performance;

•	growth of our operations;

•	growth of the world market for used trucks and equipment;

•	increases in the number of consignors and bidders participating in our auctions;

•	the impact of the current economic environment on our operations and capital resources, and our customers, including the number of bidders and buyers attending our auctions and consignment volumes at those auctions; the demand for our services during challenging economic times; our bidders’ ability to access credit to fund their purchases; the impact of the economic environment on equipment prices, supply of and demand for equipment at our auctions, risk and our business model;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our long-term mission to be the world’s largest marketplace for commercial and industrial assets;

•	our people, including our ability to recruit, train and develop the right people to help us achieve our goals and the desired increases in our sales force;

•	our places, including our ability to add the capacity necessary to accommodate our growth; our ability to increase our market share in our core markets and regions; and our ability to expand into complimentary market sectors and new geographic markets, including our ability to take advantage of growth opportunities in emerging markets; the acquisition and development of auction facilities and the related impact on our capital expenditures;

•	our processes, including our process improvement and system continuity initiatives and their effect on our business, results of operations and capital expenditures, particularly our ability to grow revenues faster than operating costs;

•	the relative percentage of gross auction proceeds represented by straight commission, guarantee and inventory contracts;

•	our auction revenue rates, the sustainability of those rates, and the impact of our commission rate and fee changes implemented in 2008, as well as the seasonality of gross auction proceeds and auction revenues;

•	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;

•	our future capital expenditures;

•	our internet initiatives and the level of participation in our auctions by internet bidders;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.
In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “would,” “feel,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “will,” “should,” ”likely,” “generally,” “future,” “period to period,” “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2009, which is incorporated by reference in this document, are among those we consider that may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

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The Company
Ritchie Bros. Auctioneers Incorporated was amalgamated on December 12, 1997 under, and is governed by, the Canada Business Corporation Act. Our registered office is located at 1300 — 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2. Our executive office is located at 9500 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 0C6 and our telephone number is (778) 331-5500. We maintain a website at www.rbauction.com. None of the information on our website is incorporated into this Annual Information Form by this or any other reference.
The following diagram illustrates the primary intercorporate relationships of our company and our principal operating subsidiaries:

Notes:

1.	Ritchie Bros. Holdings Ltd. is a corporation continued under the laws of Canada.

2.	Ritchie Bros. Holdings Inc. is a corporation incorporated under the laws of the State of Washington, U.S.A.

3.	Ritchie Bros. Auctioneers (Canada) Ltd. is a corporation incorporated under the laws of Canada.

4.	Ritchie Bros. Properties Ltd. is a corporation incorporated under the laws of Canada.

5.	Ritchie Bros. Auctioneers B.V. is a corporation incorporated under the laws of The Netherlands.

6.	Ritchie Bros. Auctioneers (America) Inc. is a corporation incorporated under the laws of the State of Washington, U.S.A.

7.	Ritchie Bros. Properties Inc. is a corporation incorporated under the laws of the State of Washington, U.S.A.

8.	Ritchie Bros. Holdings (America) Inc. is a corporation incorporated under the laws of the State of Washington, U.S.A.

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Overview
We are the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. At December 31, 2009, we operated from over 110 locations in more than 25 countries, including 40 auction sites worldwide. We sell, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. Our purpose is to use unreserved auctions to create a global marketplace for our customers.
Gross auction proceeds represent the total proceeds from all items sold at our auctions. Our gross auction proceeds were $3.49 billion for the year ended December 31, 2009, which was 2% lower than in 2008. Gross auction proceeds growth in Canada and the Middle East was offset by a decrease in the United States and Europe. Excluding the United States market, gross auction proceeds increased by 10% in local currency in 2009 compared to 2008. We believe that we sell more used equipment than any other company in the world and that our annual gross auction proceeds are far greater than any of our auction competitors. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our significant competitive advantages. Unreserved means that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is a fair auction.
Our customers are both buyers and sellers of equipment, trucks and other industrial assets. The majority of our buyers are end users of equipment (retail buyers), such as contractors, with the remainder being primarily truck and equipment dealers, rental companies and brokers (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment, with the balance being finance companies, truck and equipment dealers and equipment rental companies, among others.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These diverse multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in recent periods an average of approximately 60% of the value of equipment sold at our auctions has left the region of the sale.
We believe that our ability to consistently draw significant numbers of local and international bidders from many different end markets to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used trucks and equipment and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve substantial momentum in our business.
History and Development of Our Business
Our company was founded in 1958 in the small town of Kelowna, British Columbia, Canada. We held our first major industrial auction in 1963, selling over $600,000 worth of construction equipment in Radium, British Columbia. While our early auction sales were held primarily in Western Canada, Ritchie Bros. expanded eastward in Canada through the 1960s.
By 1970, we had established operations in the United States and held our first U.S. sale in Beaverton, Oregon. Throughout the 1970s and 1980s, we held auctions in additional locations across Canada and an increasing number of American states. In 1987, we held our first European auctions in Liverpool, U.K. and Rotterdam, The Netherlands. Our first Australian auction was held in 1990, and this was followed by expansion into Asia, with subsequent sales in Japan, the Philippines, Hong Kong, Thailand and Singapore. We held our first Mexican auction in 1995, our first Middle Eastern auction in Dubai, U.A.E. in 1997, our first African auction in Durban, in the Republic of South Africa, in 2003, our first auction in Eastern Europe in Poland in 2008, and our first auctions in India and Turkey in 2009. Although we expect that most of our growth in the near future will come from expanding our business and increasing our penetration in regions where we already have a presence, such as the United States and Western Europe, we anticipate that emerging markets in developing countries will be important in the longer term.

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In 1994, we introduced our prototype auction facility, opening new permanent auction sites in Fort Worth, Texas and Olympia, Washington that represented significant improvements over the facilities being used at the time by industrial equipment auctioneers. We have since constructed similar facilities in various locations in Canada, the United States, Mexico, Europe, Australia, Asia and the Middle East. We had 40 auction sites at the date of this discussion, of which seven were built or put into service during 2009.
In March 1998, we completed an initial public offering of our common shares. Our common shares trade on the New York Stock Exchange and the Toronto Stock Exchange, under the ticker symbol “RBA”.
Industry
We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the cumulative increase in supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment. Industry analysts estimate that the world-wide value of used equipment transactions, of the type of equipment we sell at our auctions, is in excess of $100 billion per year. Of this total, only a fraction is currently traded through auctions, with the majority being sold directly by the owner or through truck and equipment dealers and brokers. Although we sell more used equipment than any other company in the world, our share of this fragmented market is only in the range of 3%.
As we grow our business we intend to capitalize on a number of key characteristics of the global industrial equipment market:
Growth of the Auction Segment of the Industrial Equipment Market. We believe that auctions represent an increasingly popular distribution channel for industrial equipment for the following reasons:
•	The ability of auctioneers to sell a wide range of equipment and related assets and therefore, offer a comprehensive and convenient service to buyers and sellers;

•	The increasing transparency of the international used equipment market due in large part to the depth of information now available on the internet;

•	The increasing preference of sellers to access the auction marketplace to achieve a sale quickly and efficiently; and

•	The ability of auctioneers to deliver high net proceeds on the sale of equipment.
Attractiveness of the Industrial Equipment Auction Market. In addition to the growth potential of the auction segment of the industrial equipment market, we believe that the following are attractive characteristics of the industrial equipment auction business:
•	Many of the factors that prompt owners to sell equipment also create an environment in which equipment buyers opt for high quality used equipment rather than typically more expensive new equipment. In addition, much of the equipment that we sell can be used in multiple industries and in diverse geographic locations. As a result, auctioneers can capitalize on economic downturns as well as upturns, in terms of items available for sale;

•	Industrial equipment auctioneers are not restricted to selling lines of equipment provided by a particular manufacturer or manufactured for a particular industry, or to conducting sales in a particular geographic region;

•	Auction companies do not typically bear the risks associated with holding inventory over extended periods;

•	The industrial equipment auction industry is highly fragmented (and we are the largest participant in that industry); and
•	Used industrial equipment is well-suited to the auction method of buying and selling because items of used equipment cannot be valued on a commodity basis – their value is dependent mainly on their condition. The transparency of the unreserved auction method gives buyers and sellers confidence that the equipment has traded at a fair market price.

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Competitive Advantages
Our key strengths provide distinct competitive advantages and have enabled us to attract an increasing number of consignors and bidders to our auctions, allowing us to achieve significant and profitable growth. Our gross auction proceeds have grown at a compound annual growth rate of 12.5% over the last 25 years, as illustrated below.

(1)	Gross auction proceeds represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may differ from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our Statement of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds.
Reputation for Conducting Only Unreserved Auctions. We believe that our highly publicized commitment to fair dealing and the unreserved auction process is a key contributor to our growth and success. All of our auctions are unreserved, meaning that there are no minimum or reserve prices; each and every item is sold to the highest bidder on the day of the auction regardless of the price. Consignors are prohibited by contract from bidding on their own consigned items at the auction or in any way artificially affecting the auction results. Bidders at our auctions have confidence that if they are the high bidder on an item, then they are the buyer of that item, regardless of price. We believe that Ritchie Bros.’ reputation for conducting only unreserved auctions is a major reason why bidders are willing to commit the necessary time and effort to participate in our auctions, and we believe that the size and breadth of the resulting bidding audiences enable us generally to achieve higher prices than our competitors.
Ability to Transcend Local Market Conditions. We market each auction to a global customer base of potential bidders, through the use of print media and the internet. Because bidders are willing to travel between regions and countries to attend our auctions, and are able to participate over the internet if they are unable or choose not to attend in person, consignors have confidence that they will receive the world market price for their equipment. In recent periods, an average of approximately 60% of the value of equipment sold at any particular auction has left the region of the sale.

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International Scope. We have substantial expertise in marketing, assembling and conducting auctions in international markets. We have conducted auctions in more than 20 countries and we regularly hold auctions in North America, Central America, Europe, Australia, Asia and the Middle East.
Extensive Network of Auction Sites. Our international network of auction sites is attractive to consignors of trucks and equipment with widely dispersed fleets and also to manufacturers wanting to access multiple regional markets. We believe that our network of auction sites has allowed us to achieve economies of scale by holding more frequent and larger auctions at our existing facilities, taking advantage of our considerable operating capacity without incurring significant incremental costs. In addition, many of our auction sites are equipped with state of the art painting and refurbishing facilities which, together with purpose-built auction theatres and equipment display yards, allow us to deliver a uniquely high level of service to our customers. Our secure yards enable our bidders to inspect, test and compare assets available for sale at our auctions, while our consignors take comfort knowing their assets are under our care, custody and control, and that we are looking after all details in connection with the auction.
Proprietary Databases. We maintain sophisticated databases containing information on several million pieces of equipment sold at auctions around the world, detailed information regarding new equipment prices and listings of stolen equipment. Together with our unique and comprehensive information about the flow of equipment coming to market, these databases help us to identify market trends and estimate equipment values.
We also maintain a proprietary customer information database containing detailed information on more than 620,000 companies and individuals from approximately 200 countries, including each customer’s auction attendance, trade association memberships, buying habits and other information. This database enables us to identify customers that might be interested in the equipment being sold at any particular auction.
Internet Services. We believe that our extensive internet presence and the tools available on our website are valuable to buyers and sellers of equipment and represent a distinct competitive advantage for Ritchie Bros. Our online bidding service has enhanced our ability to transcend local market conditions and offer international scope to equipment buyers and sellers. It has also increased the number of bidders participating in our auctions, which we believe has led to higher selling prices. We launched our online service in 2002, and by the end of 2009 we had approximately 130,000 customers from over 195 countries registered and approved to use the service. In 2009, customers bidding in our live auctions over the internet were the buyer or runner-up bidder on 37% of the lots offered online. Our internet bidding service gives our customers access to the best of both worlds – live and online auction participation. The average number of registered bidders, both online and on-site, participating in our industrial auctions has increased 60% to 1,723 registered bidders from 1,080 bidders in 2001, prior to the implementation our online service.
Size and Financial Resources. In addition to being the world’s largest auctioneer of industrial equipment, we believe that we sell more used trucks and equipment than any other company, including non-auction companies such as manufacturers, dealers and brokers, making us the largest participant in this highly fragmented market. In addition to our strong market position, we have the financial resources to offer our consignors flexible contract options such as guarantee and outright purchase contracts, to invest in new technologies and to expand into new markets.
Dedicated and Experienced Workforce. Our sales and support team is a key part of our customer service effort. We had 1,148 full-time employees at December 31, 2009, including 302 sales representatives and 19 trainee territory managers. Our senior management team has extensive industry experience – the 10 members of our senior management Executive Council have a combined experience of over 195 years in the equipment auction industry.

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These competitive advantages have enabled us to hold successful auctions that are appealing to both buyers and consignors, as evidenced by the growth in the number of buyers and consignors participating in our auctions, set out in the graph below, and the resulting growth in our gross auction proceeds.
We believe that our auctions generally draw a larger number of bidders than most other industrial equipment auctions. Also, the majority of the bidders at our auctions are end-users of equipment (typically retail buyers) rather than brokers or dealers (typically wholesale buyers). In recent periods, approximately 80% of what we sold at our auctions went to end-users of equipment, such as contractors. Large end-user bidder audiences, including international bidders and internet bidders, enable us to deliver world market prices and transcend local market conditions. The ability to deliver high prices on the sale of trucks and equipment is a core part of our value proposition and helps to attract consignments, which attract larger bidder audiences in a self-reinforcing process that we believe has been working in our favor for over 50 years. We believe that this momentum, together with our reputation, size and financial resources, gives our customers confidence in our auction services, which contributes to our growth and acts as a barrier to entry for potential competitors.
Growth Strategies
Our long-term mission is to be the world’s largest marketplace for commercial and industrial assets. Our principal goals are to grow our earnings per share at a manageable pace over the long term while maintaining a reasonable return on invested capital and to maintain and enhance the Ritchie Bros. culture. Our preference is to pursue sustainable growth with a consistently high level of customer service, rather than targeting aggressive growth and risking erosion of the strong customer relationships and high level of customer service that we believe differentiate us from our competitors.
To grow our business, we are focusing simultaneously on three different fronts, and we believe these three key components of our strategy work in unison.
1.	Our people
People are a key driver of our growth, and one of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our sales force and our administrative support teams by giving them the tools and training they need to be effective. This component of our strategy also includes active succession planning and leadership development, with a focus on developing employees from within our company.
Our ability to recruit, train and retain capable new members for our sales team has a significant influence on our rate of growth. Ours is a relationship business and our Territory Managers are the main point of contact with our customers. We look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the company and become future leaders of our global team. Our target is to increase our sales force by an average of 5-10% per year.

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2.	Our places
We intend to continue to expand our presence in existing markets and enter new markets, and to expand our international auction site network to handle expected growth in our business. When we talk about markets, we are referring to geographic markets and industry sectors.
Although we expect that most of our growth in the near future will come from expanding our business and increasing our penetration in regions where we already have a presence, such as the United States and Western Europe, we anticipate that emerging markets in developing countries will be important in the longer term. Our sales offices in many of these emerging markets have been established to position us to take advantage of these future growth opportunities and we will continue to invest in frontier markets in the future.
We plan to expand our worldwide network of auction sites, adding an average of at least two new permanent auction sites or regional auction units to our network every year. In addition, we intend to expand or replace existing auction sites as necessary to provide capacity for increased sales volumes. Our auction site network does not directly drive our growth, but is a critical competitive advantage and helps us to sustain efficient and scalable growth. We also intend to continue to hold offsite auctions in new regions to expand the scope of our operations and expose our business to more equipment owners around the world.
We also aim to increase our market share in our core markets of construction, transportation and agricultural equipment, and to sell more assets in categories that are complimentary to these core markets. Examples of these complimentary categories include mining, forestry and petroleum assets, among others.
3.	Our processes
We are committed to developing and continually refining the processes and systems that we use to conduct our business. We believe that this continuous improvement focus will allow us to grow our revenues faster than our operating costs in over the long term. We also intend to use technology to facilitate our growth and enhance the quality and service level of our auctions.
Over the past few years, we have made significant progress in developing business processes and systems that are efficient, consistent and scalable, including the successful implementation of a new enterprise resource planning system.
We believe that these three components work together because our people help us to achieve our growth objectives, our places give us focus areas for and the capacity to handle growth, and our processes help us to achieve that growth with efficiency and consistency while continuing to deliver value to our customers.
Operations
During 2009 we conducted 195 unreserved industrial auctions at locations in North and Central America, Europe, the Middle East Australia and India. We also held 132 unreserved agricultural auctions in Canada. Although our auctions varied in size, the average Ritchie Bros. industrial auction in 2009 had the following characteristics:

Gross auction proceeds	$17.3 million
Bidder registrations	1,723
Lots offered for sale	1,450
Consignors	190

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Approximately 54% of our auction revenue was earned from operations in the United States (2008 – 54%), 24% was earned in Canada (2008 – 21%) and 15% was earned in Europe (2008 – 15%). The remaining 7% was earned from operations primarily in Australia, the Middle East and Mexico (2008 – 10%).
In 2009, approximately 90% of the gross auction proceeds from our auctions was attributable to auctions held at our permanent auction sites and regional auction units (2008 – 89%). Permanent auction sites are located on land that we own. Our permanent auction sites average nearly 65 acres in size and typically include an equipment display yard, an auction theatre, administrative offices, customer parking, and a state of the art refurbishing facility. Regional auction units are auction sites typically located on leased land with more modest facilities than a permanent auction site.
The remaining 10% of our gross auction proceeds in 2009 came from “off-site” auctions (2008 – 11%), typically held on rented or consignor-owned land. The decision as to whether to hold a particular auction at one of our sites instead of at an off-site location is influenced by the nature, amount and location of the equipment to be sold. The majority of our agricultural auctions are held at off-site locations, usually on the consignor’s farm.
Our gross auction proceeds and auction revenues are affected by the seasonal nature of the auction business. Our gross auction proceeds and auction revenues tend to increase during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.
Some of the key elements of our auction process include:
Attracting Bidders. We believe our proprietary customer database, which contains over 620,000 customer names from approximately 200 countries, significantly enhances our ability to market our auctions effectively. We typically send over 45,000 full-color auction brochures for each auction to strategically selected customers from our database. We also conduct targeted regional and industry-specific advertising and marketing campaigns. In addition, we post information about the majority of the consigned equipment at upcoming auctions on our website so that potential bidders can review equipment descriptions and view photographs of many of the items to be sold. We had 335,900 bidder registrations at our industrial auctions in 2009 compared to 277,560 in 2008.
Attracting Equipment. We solicit equipment consignments ranging from single pieces of equipment consigned by local owner-operators to large equipment fleets offered by multi-national consortiums upon the completion of major construction projects. For larger consignments, our service typically begins with an equipment appraisal that gives the prospective consignor a credible estimate of the value of the appraised equipment. We believe that our consignors choose to sell their equipment at our auctions, rather than through other channels or other auctioneers, because they believe that selling at a Ritchie Bros. auction is the best way to maximize the net proceeds on the sale of their assets. During 2009 we received 37,041 industrial auction consignments, typically comprised of multiple lots, compared to 36,595 consignments in 2008.
Our willingness to take consignment of a customer’s full equipment fleet, including ancillary assets such as inventories, parts, tools, attachments and construction materials, rather than only accepting selected items, is another valuable service that we offer to consignors that sets us apart from most of our competitors.
Attractive Contract Options. We offer consignors several contract options to meet their individual needs and sale objectives. These can include a straight commission contract, where the consignor receives the gross proceeds from the sale less a pre-negotiated commission rate, as well as alternate arrangements including guarantee contracts (where the consignor receives a guaranteed minimum amount plus an additional amount if proceeds exceed a specified level) or an outright purchase of the equipment by us for resale. We refer to guarantee and outright purchase contracts as our underwritten or at-risk business. At-risk contracts have generally represented about 25% of our gross auction proceeds on an annual basis in recent periods.
Our commission structure reflects the degree of risk we assume in connection with the equipment being sold. In general, on similar packages of equipment, we factor in a lower commission rate for straight commission sales than for guarantee contracts. In the case of outright purchases, pricing takes into account the risks we assume and our expected margin. We typically offer guarantee and purchase contract options only on large, diverse fleets of equipment. We manage the risk associated with our underwritten business by performing detailed appraisals of the equipment and involving valuation specialists and senior levels of management in the decision making process. In addition, equipment prices tend not to fluctuate significantly during the short time prior to the auction that we are exposed on these types of arrangements.

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Value-Added Services. We provide a wide array of services to make the auction process convenient for buyers and sellers of equipment. Examples of these services include:
•	conducting title searches on consigned equipment, where registries are commercially available, to ensure the equipment is sold free and clear of all liens and encumbrances (if we are not able to deliver clear title, we provide a full refund up to the purchase price to the buyer);

•	making consigned equipment available for inspection, testing and comparing by prospective buyers;

•	displaying photographs of consigned equipment on our website;

•	providing access at our auctions to representatives of finance companies, transportation companies, customs brokerages and other service providers;

•	providing facilities for on-site cleaning, painting and refurbishment of equipment; and

•	handling all pre-auction marketing, as well as collection and disbursement of proceeds.
Marketing and Sales
At December 31, 2009, we employed 302 sales representatives and 19 trainee territory managers (2008 – 265 and 29, respectively). These representatives are deployed by geographic region around the world. Each sales representative is primarily responsible for the development of customer relationships and sourcing consignments in the representative’s territory. Sales representatives are also involved in the appraisal and proposal presentation process. To encourage global teamwork and superior customer service, none of our employees is paid on a commission basis. All members of our sales force are compensated primarily by a combination of base salary and incentive bonus.
To support our sales representatives, we follow a dual marketing strategy, promoting Ritchie Bros. and the unreserved auction process in general, as well as marketing specific auctions. This dual strategy is designed to attract both consignors and bidders to our auctions. Our advertising and promotional efforts include the use of trade journals and magazines and attendance at numerous trade shows held around the world. We also participate in international, national and local trade associations. The rbauction.com website is another important component of our marketing effort. In 2009 our customers conducted 29.6 million equipment searches on our website.
In addition to regional marketing through our sales representatives, we market through our national accounts team to large national customers, including rental companies, manufacturers and finance companies, who have equipment disposition requirements in various regions and countries and can therefore benefit from our international network of auction sites.
International Network of Auction Sites
We attempt to establish our auction sites in industrial areas close to major cities. Although we lease some auction sites, we prefer to purchase land and construct purpose-built facilities once we have determined that a region can generate sufficient financial returns to justify the investment. We generally do not construct a permanent auction site in a particular region until we have conducted a number of offsite sales in the area, and often we will operate from a regional auction unit for several years before considering a more permanent investment. This process allows us to evaluate the market potential before we make a significant investment. We will not invest in a permanent auction site unless we believe there is an opportunity for significant, profitable growth in a particular region. Our average expenditure on a permanent auction site has been in the range of $20 million in recent years, including land, improvements and buildings.

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We operated from the following auction sites at March 1, 2010:
Permanent Auction Sites:

	Size (Acres)	Year Placed in Service
Canada

Vancouver, British Columbia (1)	24	2010
Prince George, British Columbia	60	2003
Grande Prairie, Alberta (2)	60	2009
Edmonton, Alberta	125	2002
Saskatoon, Saskatchewan	62	2006
Regina, Saskatchewan	22	2007
Toronto, Ontario	63	1998
London, Ontario (3)	37	2009
Montreal, Quebec	60	2000
Halifax, Nova Scotia	28	1997

United States

Olympia, Washington	79	1994
Los Angeles, California	59	2000
Sacramento, California	90	2005
Phoenix, Arizona	48	2002
Albuquerque, New Mexico	11	1999
Denver, Colorado	70	2007
Fort Worth, Texas	113	1994
Houston, Texas (4)	90	2009
Kansas City, Missouri	40	2007
Minneapolis, Minnesota (5)	70	2009
Chicago, Illinois	51	2000
Columbus, Ohio	95	2007
Nashville, Tennessee	76	2006
Atlanta, Georgia	64	1996
Statesville, North Carolina	40	1999
Orlando, Florida (6)	182	2002
North East, Maryland	85	2001

Other Countries

Mexico City, Mexico (7)	60	2009
Narita, Japan (8)	17	2010
Paris, France	50	2008
Moerdijk, The Netherlands	62	1999
Brisbane, Australia	42	1999
Caorso, Italy (9)	50	2010

Regional Auction Units:

Moncofa, Spain	Dubai, United Arab Emirates
Las Vegas, Nevada	Geelong, Australia
Madrid, Spain (10)	Hartford, Connecticut
Tipton, California (11)

(1)	We completed the construction of a replacement permanent auction site on approximately 24 acres in Vancouver, British Columbia, and relocated to the new facility in December 2009.

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(2)	We completed the construction of a replacement permanent auction site on approximately 60 acres of a 300-acre property in Grande Prairie, Alberta, to replace our existing permanent auction site in that region, and conducted our grand opening auction in November 2009.

(3)	We completed the construction of a new permanent auction site on approximately 37 acres of a 165-acre property in London, Ontario, and conducted our grand opening auction in June 2009.

(4)	We completed the construction of a replacement permanent auction site on approximately 90 acres of a 125-acre property in Houston, Texas, to replace our existing permanent auction site in that region, and conducted our grand opening auction in March 2009.

(5)	We completed the construction of a replacement permanent auction site on approximately 70 acres of a 140 acre property near Minneapolis, Minnesota, to replace our existing permanent auction site in that region, and conducted our grand opening auction in March 2009.

(6)	During 2008 we purchased an additional 74 acres of land adjoining our permanent auction site in Orlando, Florida, and have expanded our existing permanent auction site by an additional 58 acres. During 2009 we purchased an additional 27 acres of land adjoining our permanent auction site in Orlando, Florida and are holding it for future development.

(7)	We completed the construction of a new permanent auction site on approximately 60 acres of a 300-acre property near Mexico City, Mexico, to replace our existing regional auction unit in that region, and conducted our grand opening auction at the new facility in October 2009.

(8)	We completed the construction of a new permanent auction site on approximately 17 acres of property in Narita near Tokyo, Japan, and conducted our grand opening auction at the new facility in January 2010.

(9)	We purchased approximately 50 acres of land in Caorso, Italy (near Milan) in 2009, on which we are building a new permanent auction site to replace our regional auction unit in that region. The site is expected to open in early 2010 and we moved into the new facility at the end of 2009.

(10)	We purchased approximately 62 acres of land near Madrid, Spain in 2009, on which we started conducting auctions in July 2009. We are building a new permanent auction site on this property that is expected to open in 2010.

(11)	During 2009 we completed the acquisition of the auction business and certain assets of Martella Auction Company Inc., an agricultural and industrial auctioneer based in Tipton, California and signed a lease for Martella’s 65-acre Tipton auction site.
During 2009 we signed a long-term lease on approximately 37 acres of land in Salt Lake City, Utah, on which we are building a new regional auction unit that we expect to open in 2010. During 2009 we also signed a long-term lease on approximately 41 acres of land in Meppen, Germany, on which we are building a new regional auction unit that we expect to open in 2010.
We have ceased operations at our Buxton, North Dakota permanent auction site and intend to sell the facility in 2010.
At certain of our auction sites we own additional property that may be available for future expansion or sale. We also own land in other areas not listed or described above that may be available for future expansion or sale. We own approximately 7 acres of land in Lincoln, Nebraska, which is the location of our United States administrative office.
Competition
Both the global used industrial equipment market and the auction segment of that market are highly fragmented. We compete for potential purchasers of industrial equipment with other auction companies and with non-auction competitors such as equipment manufacturers, distributors and dealers, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners who have traditionally disposed of equipment through private sales.
Governmental and Environmental Regulations
Our operations are subject to a variety of federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of equipment, worker health and safety, privacy of customer information. and the use, storage, discharge and disposal of environmentally sensitive materials. In addition, our development or expansion of auction sites depends upon the receipt of required licenses, permits and other governmental authorizations, and we are subject to various local zoning requirements with regard to the location of our auction sites, which vary among jurisdictions.
Under some of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. These laws often impose liability without regard to whether the owner or lessee or other person knew of, or was responsible for, the presence of such hazardous or toxic substances.

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We typically obtain Phase I environmental assessment reports prepared by independent environmental consultants in connection with our site acquisitions. A Phase I assessment consists of a site visit, historical record review, interviews and reports, with the purpose of identifying potential environmental conditions associated with the subject property. There can be no assurance, however, that acquired or leased sites have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of environmental liability upon us or expose us to third-party actions such as tort suits. Although we have insurance to protect us from such liability, there can also be no assurance that it will cover any or all potential losses.
There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from being entered into commerce in the U.S. In addition, engine emission standards in some jurisdictions limit the operation of certain trucks and equipment in those markets. We expect these emission standards to be implemented in more jurisdictions in the future.
We are committed to contributing to the protection of the natural environment by preventing and reducing adverse impacts of our operations. As part of our commitment, we aim to:
•	empower our employees to identify and address environmental issues;

•	consider environmental impacts as part of all business decisions;

•	conduct business in compliance with applicable regulations and legislations, and where appropriate, adopt the most stringent as our global benchmark;

•	use resources wisely and efficiently to minimize our environmental impact;

•	communicate transparently with our stakeholders about environmental matters;

•	conduct ongoing assessments to ensure compliance and good stewardship; and

•	hold management accountable for providing leadership on environmental matters, achieving targets, and providing education to employees.
We believe that by following these principles, we will be able to achieve our objective to be in compliance with applicable environmental legislation and make a positive contribution to the protection of the natural environment.
We believe that we are in compliance in all material respects with all laws, rules, regulations and requirements that affect our business, and that compliance with such laws, rules, regulations and requirements does not impose a material impediment on our ability to conduct our business.
Risk Factors
Disclosure relating to risk factors concerning us and our business is included under “Risk Factors” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2009, which has been filed on SEDAR at www.sedar.com, and is incorporated in this document by reference.
Dividends
We currently pay a regular quarterly cash dividend of $0.10 per common share. We currently intend to continue to declare and pay a regular quarterly cash dividend on our common shares. However, any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. In 2009 we paid total cash dividends of $0.38 per common share, compared to $0.34 per share in 2008 and $0.30 per share in 2007. The dividend amounts reflect the impact of our three-for-one stock split that took effect on April 24, 2008.

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Because Ritchie Bros. Auctioneers Incorporated is a holding company with no material assets other than the shares of its subsidiaries, our ability to pay dividends on our common shares depends on the income and cash flow of our subsidiaries. No financing agreements to which our subsidiaries are party currently restrict those subsidiaries from paying dividends.
Pursuant to income tax legislation, Canadian resident individuals who receive “eligible dividends” in 2006 and subsequent years will be entitled to an enhanced gross-up and dividend tax credit on such dividends. All dividends that we pay are “eligible dividends” unless indicated otherwise.
Capital Structure
We have the following shares authorized for issuance and issued and outstanding as of March 1, 2010:

Number Issued and
Description	Number Authorized	Outstanding

Common shares, without par value	Unlimited	105,401,820

Senior preferred shares, without par value, issuable in series	Unlimited	None

Junior preferred shares, without par value, issuable in series	Unlimited	None
Our Board of Directors is authorized to determine the designations, rights and restrictions to be attached to the Senior preferred shares and Junior preferred shares (together, the preferred shares) upon issuance. No preferred shares have been issued.
Holders of our common shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any preferred shares outstanding at the time, holders of common shares are entitled to receive ratably any dividends as may be declared from time to time by our Board of Directors out of funds legally available for dividends. Please read the “Dividends” section above. In the event of a liquidation, dissolution or winding up, holders of common shares are entitled to share ratably in all assets of the Company remaining after payment of liabilities and any liquidation preferences of any outstanding preferred shares.
We have adopted a Shareholder Rights Plan, the purpose of which is to discourage discriminatory or unfair take-over offers for our company and to provide our Board of Directors with time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited takeover bid for our company.
Market for Securities
Our common shares are listed for trading on the New York Stock Exchange, or the NYSE, and on the Toronto Stock Exchange, or the TSX, on both exchanges under the ticker symbol “RBA”. The closing price of our common shares on March 1, 2010 on the NYSE was $20.73 and on the TSX was CA$21.76.

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Our trading volumes and price ranges on the NYSE and the TSX for the year ended December 31, 2009 were as follows:

	NYSE (US$)				TSX (CA$)
Date	High Price	Low Price	Closing Price	Total Volume	High Price	Low Price	Closing Price	Total Volume
December-09	$24.77	$22.34	$22.43	10,013,500	$26.05	$23.49	$23.69	1,608,200
November-09	25.69	21.16	23.82	10,688,600	26.91	22.82	24.94	2,826,400
October-09	24.81	21.79	21.92	11,455,900	26.50	23.55	23.83	2,350,900
September-09	26.25	23.82	24.54	7,031,800	28.07	25.70	26.50	1,590,700
August-09	26.81	22.55	25.06	9,030,500	29.00	25.35	27.50	2,120,900
July-09	25.52	22.59	24.00	7,928,200	28.11	25.73	25.80	1,572,000
June-09	24.34	21.79	23.45	9,710,400	27.33	24.48	27.30	2,970,300
May-09	26.42	22.29	22.90	14,731,700	31.00	24.76	24.76	3,081,500
April-09	22.54	18.27	22.40	14,284,200	27.25	23.08	26.33	3,220,100
March-09	19.45	13.99	18.59	14,797,700	24.33	18.05	23.77	4,336,300
February-09	20.61	14.77	15.05	15,969,200	25.95	18.59	19.37	3,183,200
January-09	22.64	17.21	18.36	10,219,600	26.99	21.67	22.80	2,357,600

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Directors and Executive Officers
Under our Articles of Amalgamation, our number of directors is set at a minimum of three and a maximum of ten and the directors are authorized to determine the actual number of directors to be elected from time to time. We currently have seven directors. Each of our directors is elected annually and holds office until our next annual meeting of shareholders unless he or she ceases to hold office before that date. Information concerning our directors is as follows:
Directors

	Position with	Principal Occupation or	Previous Service
Name and Municipality of Residence	the Company	Employment (1)	as a Director

Robert W. Murdoch(2)	Chairman of the Board	Businessman	Director since
Salt Spring Island, B.C., Canada	and a Director		February 20, 2006

Peter J. Blake	Chief Executive	Chief Executive Officer of	Director since
Vancouver, B.C., Canada	Officer and a Director	the Company	December 12, 1997

Eric Patel(2)(3)	Director	Chief Financial Officer of	Director since
Vancouver, B.C., Canada		Pembrook Mining Corp	April 16, 2004

Beverley A. Briscoe(2)(3)	Director	Owner and President of	Director since
Vancouver, B.C., Canada		Briscoe Management Ltd.	October 29, 2004

Edward B. Pitoniak(4)	Director	Businessman	Director since
West Vancouver, B.C., Canada			July 28, 2006

Christopher Zimmerman(4)	Director	Businessman	Director since
Exeter, NH, USA			April 11, 2008

James M. Micali(3)(4)	Director	Senior Advisor of	Director since
Boston, MA, USA		Azalea Capital	April 25, 2008

(1)	This information has been provided by the respective director as of February 15, 2010.

(2)	Our Board of Directors has a nominating and corporate governance committee comprised of Messrs. Patel (Chair), Murdoch and Ms. Briscoe.

(3)	Our Board of Directors has an audit committee comprised of Ms. Briscoe (Chair) and Messrs. Patel and Micali.

(4)	Our Board of Directors has a compensation committee comprised of Messrs. Pitoniak (Chair), Zimmerman and Micali.
We do not have a Lead Director because our Chairman, Robert W. Murdoch, is an independent director and fulfills this role. Mr. Murdoch can be reached at (778) 331-5300 or by email at rmurdoch@rbauction.com.

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Executive Officers
As of March 1, 2010, the following Executive Officers have been appointed by our Board of Directors:

Name and Municipality of Residence	Position with the Company

Peter J. Blake	Chief Executive Officer
Vancouver, B.C., Canada

Robert K. Mackay	President
Delta, B.C., Canada

Robert S. Armstrong	Chief Operating Officer
New Westminster, B.C., Canada

Robert A. McLeod	Chief Financial Officer
Vancouver, B.C., Canada

Robert K. Whitsit	Senior Vice-President
Newnan, Georgia, U.S.A.

David D. Nicholson Humble, Texas, U.S.A.	Senior Vice-President – Central United States, Mexico and South America

Guylain Turgeon Kapellen, Belgium	Senior Vice-President – Managing Director Europe, Middle East and Asia

Steven C. Simpson	Senior Vice-President – Western United States
Scottsdale, Arizona, U.S.A.

Curtis C. Hinkelman	Senior Vice-President – Eastern United States
Peachtree City, Georgia, U.S.A.

Kevin R. Tink	Senior Vice-President – Canada and Agriculture
Grande Prairie, AB, Canada

Victor E. Pospiech	Senior Vice-President – Administration and Human Resources
North Vancouver, B.C., Canada

Jeremy M. T. Black Vancouver, B.C., Canada	Corporate Secretary and Vice-President, Business Development
As of March 1, 2010, our directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over, approximately 1% of our issued and outstanding common shares.
Audit Committee Information
Our Audit Committee primarily assists our Board of Directors in overseeing:
•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our internal audit function and independent auditor.

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In particular, our Audit Committee’s role includes, among other things, ensuring that management properly develops and adheres to a sound system of disclosure controls and procedures and internal controls. The full text of our Audit Committee charter, which complies with the NYSE and TSX rules and applicable securities laws, is available on our website, www.rbauction.com.
As of March 1, 2010, the Audit Committee of our Board of Directors was composed of the following members:

Financially
Member	Independent	Literate	Relevant Education and Experience

Beverley A. Briscoe	Yes	Yes	Current employment:
(Chair)			• Owner and president – Briscoe Management Ltd.
Past employment:
• President and owner – Hiway Refrigeration Limited – 1997 to 2004
• Vice President and General Manager – Wajax Industries Limited.
• Chief Financial Officer – Rivtow Group of Companies
• Various executive positions – several operating divisions of The Jim Pattison Group
• Audit Manager – Coopers & Lybrand
Other board membership:

•     Director, Chair of the Audit Committee and member of the Governance and Nominating Committee and the Environmental Health and Safety Committee, Goldcorp Inc. (TSX: G), and director of several non-public companies

Education:
• Fellow of the Institute of Chartered Accountants
• Bachelor of Commerce degree from the University of British Columbia

Eric Patel	Yes	Yes	Current employment:
• Chief Financial Officer – Pembrook Mining Corp., a private mining company (formerly Paget Resources Corporation)
Past employment:
• Chief Financial Officer – Crystal Decisions, Inc., a privately held software company – 1999 to 2004
• Executive positions, including CFO – University Games, Inc., a privately held manufacturer of educational toys and games – 1997 to 1999
• Director of Strategy – Dreyer’s Grand Ice Cream
• Strategy consultant – Marakon Associates
Education:
• MBA degree from Stanford University

James M. Micali	Yes	Yes	Current employment:
• Senior advisor and limited partner – Azalea Capital (a private equity fund)
• Counsel – Ogletree Deakins, a labour and employment law firm
Past employment:
• Various positions, including Chairman and President of Michelin North America – 1977 – 2008
Other board membership:
• Director, member of Compensation, Audit and Governance, and Executive Committees, Sonoco Products Company (NYSE: “SON”)
• Director, member of Nuclear Oversight and Personnel Committees, SCANA Corporation (NYSE: “SCG”)
Education:
• J.D. from Boston College Law School

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In fulfilling its responsibilities, our Audit Committee held regular meetings in 2009 with our external auditors and with our management. In these meetings, the Audit Committee discussed with management and the external auditors, among other things, the quality and acceptability of accounting principles and significant transactions or issues encountered during the period. In addition, our Audit Committee met with our external auditors independent of our management to provide for independent and confidential assessment of our management and our internal controls as they relate to the quality and reliability of our financial statements.
In addition to retaining KPMG LLP to audit our consolidated financial statements for the year ended December 31, 2009, we retained KPMG LLP to provide various non-audit services in 2009. The aggregate fees billed for professional services by KPMG LLP and its affiliates during 2009 and 2008 were as follows:

	Fiscal 2009	Fiscal 2008

Audit Fees	$1,254,600	$1,190,400
Audit-Related Fees	37,300	4,000
Tax Fees	494,200	527,700

Total Fees	$1,786,100	$1,722,100

The nature of each category of fees is as follows:
Audit Fees:
Audit fees were paid for professional services rendered by the auditors for the audit and interim reviews of our consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees:
Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the Audit Fees item above.
Tax Fees:
Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance, including the review of original and amended tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).
Pre-Approval Policies and Procedures:
The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved, provides a general pre-approval for certain permissible services and for subsequent reporting to the Audit Committee, and outlines a list of prohibited services. For fiscal 2009, less than 5% of the fees for the services described above were approved by the Audit Committee pursuant to the de minimus exemption.

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All requests for KPMG LLP to provide services that do not require specific approval by the Audit Committee are reported to and documented by our Corporate Secretary. If the proposed services are not covered by a pre-approval and the estimated fees for the proposed engagement are more than CA$5,000, the engagement of KPMG LLP to provide such services requires specific approval by the Audit Committee. Any proposed engagement to provide services that requires specific approval by the Audit Committee pursuant to the terms of the policy is submitted to the Corporate Secretary for presentation to the Audit Committee for its consideration.
Additional information regarding our corporate governance practices is included in our Information Circular for our 2010 Annual Meeting of Shareholders and on our website.
Legal and Regulatory Actions
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operation or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.
Code of Ethics
We have adopted a Code of Business Conduct and Ethics (the Code of Conduct) that applies to all of our employees, officers and directors. Our Code of Conduct includes, among other things, written standards for our principal executive officer, principal financial officer and principal accounting officer that are required by the U.S. Securities and Exchange Commission (or SEC) for a code of ethics applicable to such officers. Our Code of Conduct is available on our internet website, www.rbauction.com. We intend to disclose on our website within five days thereof, any amendment or waiver of the code of ethics portion of our Code of Conduct applicable to these officers that is required by SEC rules or regulations to be disclosed publicly, and to keep such disclosure available on our website for at least a 12-month period.
Transfer Agent
Our transfer agent for our common shares in Canada is Computershare Trust Company of Canada. The register of transfers of our common shares maintained by Computershare is located at their offices in Vancouver, British Columbia, Canada and Toronto, Ontario, Canada.
Interests of Experts
Our consolidated financial statements for the years ended December 31, 2009 and 2008 have been audited by KPMG LLP, Chartered Accountants, our external auditors.
Additional Information
Additional information, including our directors’ and officers’ remuneration and indebtedness to us, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in our Information Circular for our most recent annual meeting of shareholders that involved the election of directors.
Additional financial information is provided in our consolidated financial statements and our management’s discussion and analysis of financial condition and results of operations for our most recently completed financial year. This and other information about our company can be found on the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference, unless otherwise specified.
Copies of these documents may be obtained upon request from our Corporate Secretary, 9500 Glenlyon Parkway, British Columbia, V5J 0C6 (telephone number: (778) 331-5500).

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